UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Atlantic Power Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

04878Q863
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 24, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON THE MANGROVE PARTNERS MASTER FUND, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,527,211
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,527,211
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,527,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON MP OPPORTUNITYCO 1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,563,559
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,563,559
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,563,559
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON THE MANGROVE PARTNERS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,527,211
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,527,211
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,527,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON MANGROVE PARTNERS FUND (CAYMAN), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,527,211
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,527,211
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,527,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON MANGROVE PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,090,770
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,090,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,090,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON MANGROVE CAPITAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,090,770
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,090,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,090,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON NATHANIEL AUGUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,090,770
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,090,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,090,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 04878Q863

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, no par value per share (the “Shares”), of Atlantic Power Corporation, a corporation continued under the laws of British Columbia, Canada (the “Issuer”).  The address of the principal executive offices of the Issuer is One Federal St., Floor 30, Boston, Massachusetts 02110.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	The Mangrove Partners Master Fund, Ltd., a Cayman Islands exempted company (“Mangrove Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	MP OpportunityCo 1, LLC, a Delaware limited liability company (“MP Opportunity”), with respect to the Shares directly and beneficially owned by it;

(iii)	The Mangrove Partners Fund, L.P., a Delaware limited partnership (“Mangrove Fund”), as a controlling shareholder of Mangrove Master Fund;

(iv)	Mangrove Partners Fund (Cayman), Ltd., a Cayman Islands exempted company (“Mangrove Fund Cayman”), as a controlling shareholder of Mangrove Master Fund;

(v)	Mangrove Partners, a Cayman Islands exempted company, as the investment manager of each of Mangrove Master Fund, MP Opportunity, Mangrove Fund, and Mangrove Fund Cayman;

(vi)	Mangrove Capital, a Cayman Islands exempted company, as the general partner of Mangrove Fund and the managing member of MP Opportunity; and

(vii)	Nathaniel August, as the director of each of Mangrove Partners and Mangrove Capital.

Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each Reporting Person will be party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 645 Madison Avenue, 14th Floor, New York, New York 10022.

(c)           The principal business of Mangrove Master Fund is acquiring, holding and disposing of investment securities.  The principal business of MP Opportunity is acquiring, holding and disposing of investment securities.  The principal business of Mangrove Fund is investing in Mangrove Master Fund.  The principal business of Mangrove Fund Cayman is investing in Mangrove Master Fund.  The principal business of Mangrove Partners is serving as the investment manager of each of Mangrove Master Fund, MP Opportunity, Mangrove Fund, and Mangrove Fund Cayman.  The principal business of Mangrove Capital is serving as the general partner of Mangrove Fund and the managing member of MP Opportunity.  The principal occupation of Mr. August is serving as a director for each of Mangrove Partners and Mangrove Capital.

CUSIP NO. 04878Q863

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. August is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Mangrove Master Fund and MP Opportunity were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B.  The aggregate purchase price of 9,090,770 Shares beneficially owned by Mangrove Master Fund and MP Opportunity, respectively, is in U.S. dollar terms, approximately $21,915,302, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Over the past several months, the Reporting Persons have been engaged in discussions with certain members of the Issuer’s management and board of directors (the “Board”) regarding the Reporting Persons’ views and analysis of the Issuer. On April 24, 2015, the Reporting Persons had a telephonic meeting with the President and Chief Executive Officer of the Issuer to discuss the composition of the Board, during which the Reporting Persons requested Board representation.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, continuing to engage in communications with management and the Board concerning Board composition, engaging in communications with management, as well as engaging in communications with the Board regarding value-enhancing opportunities involving the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, engaging in discussions with other stockholders regarding potential value-enhancing opportunities involving the Issuer, discussing proposals with the Issuer concerning changes to the capitalization or ownership structure of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

The Reporting Persons intend to continue to engage in discussions with management and the Board regarding Board representation and the composition of the Board, generally.

CUSIP NO. 04878Q863

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 121,894,047 Shares outstanding, as of April 30, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2015.

A.	Mangrove Master Fund

(a)	As of the close of business on May 4, 2015, Mangrove Master Fund beneficially owned 6,527,221 Shares.

Percentage: 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,527,221
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,527,221

(c)	Mangrove Master Fund has not entered into any transactions in the Shares during the past sixty (60) days.

B.	MP Opportunity

(a)	As of the close of business on May 4, 2015, MP Opportunity, as a controlling shareholder of Mangrove Master Fund, may be deemed to beneficially own the 2,563,559 Shares owned by Mangrove Master Fund.

Percentage: 2.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,563,559
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,563,559

(c)	The transactions in the Shares by MP Opportunity during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 04878Q863

C.	Mangrove Fund

(a)	As of the close of business on May 4, 2015, Mangrove Fund, as a controlling shareholder of Mangrove Master Fund, may be deemed to beneficially own the 6,527,221 Shares owned by Mangrove Master Fund.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,527,221
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,527,221

(c)	Mangrove Fund has not entered into any transactions in the Shares during the past sixty (60) days.

D.	Mangrove Fund Cayman

(a)
As of the close of business on May 4, 2015, Mangrove Fund Cayman, as a controlling shareholder of Mangrove Master Fund, may be deemed to beneficially own the 6,527,221 Shares owned by Mangrove Master Fund.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,527,221
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,527,221

(c)	Mangrove Fund has not entered into any transactions in the Shares during the past sixty (60) days.

E.	Mangrove Partners

(a)
As of the close of business on May 4, 2015, Mangrove Partners, as the investment manager of each of Mangrove Master Fund, MP Opportunity, Mangrove Fund, and Mangrove Fund Cayman, may be deemed to beneficially own 9,090,770 Shares.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,090,770
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,090,770

(c)	Mangrove Partners has not entered into any transactions in the Shares during the past sixty (60) days.

CUSIP NO. 04878Q863

F.	Mangrove Capital

(a)	As of the close of business on May 4, 2015, Mangrove Capital, as the general partner of Mangrove Fund and the managing member of MP Opportunity, may be deemed to beneficially own 9,090,770 Shares.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,090,770
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,090,770

(c)	Mangrove Capital has not entered into any transactions in the Shares during the past sixty (60) days.

G.	Nathaniel August

(a)
As of the close of business on May 4, 2015, Mr. August did not directly own any Shares. As a director of each of Mangrove Partners and Mangrove Capital, Mr. August may be deemed to beneficially own 9,090,770 Shares.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,090,770
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,090,770

(c)	Mr. August has not entered into any transactions in the Shares during the past sixty (60) days.

As of the close of business on May 4, 2015, the Reporting Persons collectively beneficially owned an aggregate of 9,090,770 Shares, constituting approximately 7.5% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 4, 2015, the Reporting Persons entered into a Joint Filing Agreement pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 04878Q863

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement, by and among, The Mangrove Partners Master Fund, Ltd., MP OpportunityCo 1, LLC, The Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital and Nathaniel August, dated May 4, 2015.

CUSIP NO. 04878Q863

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2015

THE MANGROVE PARTNERS MASTER FUND, LTD.

	By:	MANGROVE PARTNERS the Investment Manager

	By:	/s/ Nathaniel August
		Name:	Nathaniel August
		Title:	Director

MP OPPORTUNITYCO 1, LLC

By:	MANGROVE CAPITAL as Managing Member

By:	/s/Nathaniel August
	Name:	Nathaniel August
	Title:	Director

THE MANGROVE PARTNERS FUND, L.P.

By:	MANGROVE CAPITAL
as General Partner

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS FUND (CAYMAN), LTD.

By:	MANGROVE PARTNERS
the Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

CUSIP NO. 04878Q863

MANGROVE PARTNERS

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

/s/ Nathaniel August
NATHANIEL AUGUST

CUSIP NO. 04878Q863

SCHEDULE A

Directors and Officers of The Mangrove Partners Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Nathaniel August Director		645 Madison Avenue, 14th Floor, New York, New York 10022	USA

CUSIP NO. 04878Q863

SCHEDULE B

Transactions in the Shares During the Past Sixty (60) Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

MP OPPORTUNITYCO 1, LLC

107,599	2.85	03/06/2015
98,081	2.80	03/09/2015
175,427	2.80	03/10/2015
66,922	2.78	03/11/2015
44,832	2.80	03/17/2015
317,375	2.80	03/18/2015
(2,010,000)	2.83	04/01/2015
(355,000)	2.67	04/02/2015
75,410	2.79	04/08/2015
282,398	2.95	04/16/2015
183,200	2.94	04/17/2015
80,753	2.94	04/20/2015
130,000	2.98	04/21/2015
50,100	2.95	04/22/2015
19,800	2.98	04/23/2015
75,000	3.06	04/24/2015